Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for the Third Quarter of Fiscal 2024

Gross Profit Increased 5.0% YoY and Revenue Increased 6.2% QoQ

Management to hold a conference call today at 8:00 a.m. Eastern Time

FOSHAN, China, August 2, 2024 /PRNewswire/—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, today announced its unaudited financial results for its fiscal 2024 third quarter ended May 31, 2024.

THIRD QUARTER OF FISCAL 2024 FINANCIAL HIGHLIGHTS

•	Revenue was RMB554.0 million, compared to RMB586.4 million for the same quarter last fiscal year, representing a quarter-over-quarter increase of 6.2%.

•	Revenue from Overseas Schools was RMB264.9 million, representing an increase of 19.4% from the same quarter last fiscal year.

•	Gross profit was RMB202.7 million, representing an increase of 5.0% from the same quarter last fiscal year. Gross margin increased to 36.6% from 32.9% for the same quarter last fiscal year.

•	Net loss was RMB90.3 million, compared to RMB37.7 million for the same quarter last fiscal year, mainly attributable to an impairment loss on goodwill of RMB133 million. Adjusted net income[1] was RMB48.5 million, compared to an adjusted net loss of RMB34.8 million for the same quarter last fiscal year.

Revenue by Segment

	For the third quarter ended May 31,		YoY	% of total revenue in
(RMB in millions except for percentage)	2024	2023	% Change	F3Q2024
Overseas Schools	264.9	221.8	19.4%	47.8%
Complementary Education Services[2]	169.5	207.5	-18.3%	30.6%
Domestic Kindergartens & K-12 Operation Services[3]	119.6	157.1	-23.9%	21.6%
Total	554.0	586.4	-5.5%	100.0%

1.	Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation expenses, amortization of intangible assets, tax effect of amortization of intangible assets and impairment loss on goodwill.
2.	The Complementary Education Services business comprises language training, overseas study counselling, career counselling, study tours and camps, as well as international contest training and others.
3.	The Domestic Kindergartens & K-12 Operation Services business comprises for-profit kindergartens and operation services for students of domestic K-12 schools, including catering and procurement services.

For more information on these adjusted financial measures, please see the section captioned “Non-GAAP Financial Measures” and the tables captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

MANAGEMENT COMMENTARY

Mr. Robert Niu, Chief Executive Officer of Bright Scholar, commented, “Our resilient business continues to recover and thrive. We delivered solid quarterly results amid an uncertain and evolving external environment through solid strategic execution and dedicated initiatives to fuel our global business. During the quarter, our core Overseas Schools business maintained its double-digit year-over-year revenue growth trajectory, and student enrollment grew by 8% compared to the same quarter last fiscal year. Year to date, over 900 students have accepted offers for our September intake. In addition, we are utilizing our facilities and teaching resources more effectively, increasing the utilization rate of our overseas schools to 62% during the quarter. As a global premier education service company, we are committed to enhancing teaching quality and fostering an enriched learning experience for our students. Aligned with our strategy to focus our resources on our high-growth core business while optimizing organizational structure to improve our operational and management efficiency, we divested our non-core international contest training business and career counseling business from our Complementary Education Services segment in May and June. Building on our well-established brand and abundant educational resources, we are well-positioned to expand our high-return businesses and are gearing up to seize the tremendous growth opportunities ahead.”

Ms. Cindy Zhang, Chief Financial Officer of Bright Scholar, added, “We achieved healthy financial results in the third fiscal quarter. Led by our Overseas Schools business, our total revenues grew by 6% quarter over quarter on an expanding gross margin of 36.6%, up 370 basis points year-over-year and 560 basis points quarter over quarter. Driven by increases in both the number of students enrolled and the average tuition fees of overseas schools, our Overseas Schools revenue grew by 19.4% year-over-year. We also strengthened our cash position, closing the quarter with a total of RMB537.2 million in cash, cash equivalents and restricted cash. Our healthy balance sheet supports our organic growth initiatives as we work to create sustainable value for our customers and shareholders over the long term.”

UNAUDITED FINANCIAL RESULTS for THE THIRD FISCAL QUARTER ENDED MAY 31, 2024

Revenue

Revenue was RMB554.0 million, compared to RMB586.4 million for the same quarter last fiscal year.

Overseas Schools: Revenue contribution was RMB264.9 million, representing a 19.4% increase from RMB221.8 million for the same quarter last fiscal year. The increase was mainly attributable to increases in both the number of students enrolled and the average tuition fees of overseas schools.

Complementary Education Services: Revenue contribution was RMB169.5 million, compared to RMB207.5 million for the same quarter last fiscal year. The decrease was mainly attributable to a reduction in extracurricular programs, study tours and the camp business.

Domestic Kindergartens & K-12 Operation Services: Revenue contribution was RMB119.6 million, compared with RMB157.1 million for the same quarter last fiscal year.

Cost of Revenue

Cost of revenue was RMB351.2 million, or 63.4% of revenue, compared to RMB393.4 million, or 67.1%, for the same quarter last fiscal year. The improvement was mainly attributable to cost-saving measures and efficiency enhancements in our headquarters.

Gross Profit, Gross Margin and Adjusted Gross Profit

Gross profit was RMB202.7 million, representing a 5.0% increase from RMB193.0 million for the same quarter last fiscal year. The increase was mainly attributable to the revenue growth in Overseas Schools. Gross margin increased to 36.6% from 32.9% for the same quarter last fiscal year.

Adjusted gross profit4 was RMB205.9 million, representing a 4.7% increase from RMB196.7 million for the same quarter last fiscal year.

Selling, General and Administrative Expenses

Total SG&A expenses were RMB147.0 million, representing a 3.5% increase from RMB142.0 million for the same quarter last fiscal year.

Operating Loss/Income, Operating Margin and Adjusted Operating Income

Operating loss was RMB84.3 million, compared to an operating income of RMB73.9 million for the same quarter last fiscal year. Operating loss margin was 15.2%, compared to an operating income margin of 12.6% for the same quarter last fiscal year.

Adjusted operating income5 was RMB55.1 million, compared to RMB77.6 million for the same quarter last fiscal year.

Net Loss and Adjusted Net Income/Loss

Net loss was RMB90.3 million, compared to RMB37.7 million for the same quarter last fiscal year.

Adjusted net income was RMB48.5 million, compared to an adjusted net loss of RMB34.8 million for the same quarter last fiscal year.

Adjusted EBITDA6

Adjusted EBITDA was RMB76.6 million, compared to RMB96.0 million for the same quarter last fiscal year.

Net Loss per Ordinary Share/ADS and Adjusted Net Earnings/Loss per Ordinary Share/ADS

Basic and diluted net loss per ordinary share attributable to ordinary shareholders were RMB0.56 each, compared to RMB0.32 each for the same quarter last fiscal year.

Adjusted basic and diluted net earnings per ordinary share7 attributable to ordinary shareholders were RMB0.42 each, compared to adjusted basic and diluted net loss per ordinary share of RMB0.30 each for the same quarter last fiscal year.

4.	Adjusted gross profit is defined as gross profit excluding amortization of intangible assets.
5.	Adjusted operating income/(loss) is defined as operating income/(loss) excluding share-based compensation expenses, amortization of intangible assets and impairment loss on goodwill.
6.	Adjusted EBITDA is defined as net income/(loss) excluding interest income/(expense), net, income tax expense/benefit, depreciation and amortization, share-based compensation expenses and impairment loss on goodwill.
7	Adjusted basic and diluted earnings/(loss) per share is defined as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) attributable to ordinary shareholders excluding share-based compensation expenses, amortization of intangible assets, tax effect of amortization of intangible assets and impairment loss on goodwill) divided by the weighted average number of basic and diluted ordinary shares.

Basic and diluted net loss per ADS attributable to ADS holders were RMB2.24 each, compared to RMB1.28 each for the same quarter last fiscal year.

Adjusted basic and diluted net earnings per ADS8 attributable to ADS holders were RMB1.68 each, compared to adjusted basic and diluted net loss per ADS of RMB1.20 each for the same quarter last fiscal year.

Cash and Working Capital

As of May 31, 2024, the Company had cash and cash equivalents and restricted cash of RMB537.2 million (US$74.2 million), compared to RMB496.9 million as of February 29, 2024.

Conference Call

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong Time) on August 2, 2024.

Dial-in details for the earnings conference call are as follows:

Mainland China:	4001-201203
Hong Kong:	800-905945
United States:	1-888-346-8982
International:	1-412-902-4272

Participants should dial in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Bright Scholar Education Holdings Limited.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.brightscholar.com/.

A replay of the conference call will be accessible after the conclusion of the live call until August 9, 2024, by dialing the following telephone numbers:

United States Toll Free:	1-877-344-7529
International:	1-412-317-0088
Replay Passcode:	8092477

CONVENIENCE TRANSLATION

The Company’s reporting currency is Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the prevailing exchange rates at the balance sheet date for the convenience of readers. Translations of balances in the condensed consolidated balance sheets, and the related condensed consolidated statements of operations, and cash flows from RMB into U.S. dollars as of and for the quarter ended May 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2410, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on May 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on May 31, 2024, or at any other rate.

8.	Adjusted basic and diluted earnings per American depositary share (“ADS”) is defined as adjusted net income attributable to ADS shareholders (net income attributable to ADS shareholders excluding share-based compensation expenses, amortization of intangible assets, tax effect of amortization of intangible assets and impairment loss on goodwill) divided by the weighted average number of basic and diluted ADSs.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted operating income/(loss), adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders basic and diluted as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) as gross profit/(loss) excluding amortization of intangible assets. We define adjusted EBITDA as net income/(loss) excluding interest income/(expense), net, income tax expense/benefit, depreciation and amortization, share-based compensation expenses and impairment loss on goodwill. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses, amortization of intangible assets, tax effect of amortization of intangible assets and impairment loss on goodwill. We define adjusted operating income/(loss) as operating income/(loss) excluding share-based compensation expenses, amortization of intangible assets and impairment loss on goodwill. Additionally, we define adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders, basic and diluted, as adjusted net income/(loss) attributable to ordinary shareholders/ADS holders (net income/(loss) to ordinary shareholders/ADS holders excluding share-based compensation expenses, amortization of intangible assets, tax effect of amortization of intangible assets and impairment loss on goodwill) divided by the weighted average number of basic and diluted ordinary shares or ADSs.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition and are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly-acquired and long-held business as the related intangibles do not have significant connection to the growth of the business. Therefore, we provide exclusion of amortization of intangible assets to define adjusted gross profit, adjusted operating income/(loss), adjusted net income/(loss), and adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders, basic and diluted.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures include adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted operating income/(loss), adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders basic and diluted. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expenses, and without considering the impact of non-operating items such as interest income/(expense), net; income tax expense/benefit; share-based compensation expenses; amortization of intangible assets, tax effect of amortization of intangible assets and impairment loss on goodwill. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income/(expense), net; income tax expense/benefit; depreciation and amortization; share-based compensation expense; tax effect of amortization of intangible assets, and impairment loss on goodwill have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is a premier global education service Group. The Company primarily provides quality international education to global students and equips them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education.

For more information, please visit: https://ir.brightscholar.com/.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

Email: BEDU@thepiacentegroup.com

Phone: +86 (10) 6508-0677/ +1-212-481-2050

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-2991-6814

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	May 31,
	2023	2024
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	537,325	515,200	71,150
Restricted cash	28,261	21,789	3,009
Accounts receivable	19,209	27,549	3,805
Amounts due from related parties, net	188,445	128,607	17,761
Other receivables, deposits and other assets, net	148,679	129,597	17,898
Inventories	5,480	3,872	535

Total current assets	927,399	826,614	114,158

Restricted cash - non-current	1,650	250	35
Property and equipment, net	414,225	363,267	50,168
Intangible assets, net	343,077	325,128	44,901
Goodwill, net	1,328,872	1,182,035	163,242
Long-term investments, net	36,070	35,716	4,932
Prepayments for construction contracts	1,711	1,540	213
Deferred tax assets, net	1,810	1,498	207
Other non-current assets, net	15,249	12,885	1,779
Operating lease right-of-use assets - non current	1,549,447	1,456,486	201,144

Total non-current assets	3,692,111	3,378,805	466,621

TOTAL ASSETS	4,619,510	4,205,419	580,779

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	May 31,
	2023	2024
	RMB	RMB	USD
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	105,193	105,927	14,629
Amounts due to related parties	311,451	214,836	29,669
Accrued expenses and other current liabilities	279,690	225,063	31,082
Income tax payable	99,367	93,440	12,904
Contract liabilities - current	541,683	416,084	57,462
Refund liabilities - current	17,572	15,929	2,200
Operating lease liabilities - current	125,447	121,235	16,743

Total current liabilities	1,480,403	1,192,514	164,689

Non-current contract liabilities	2,116	2,597	359
Deferred tax liabilities, net	42,093	34,652	4,786
Operating lease liabilities - non current	1,523,242	1,446,627	199,783

Total non-current liabilities	1,567,451	1,483,876	204,928

TOTAL LIABILITIES	3,047,854	2,676,390	369,617

EQUITY
Share capital	8	8	1
Additional paid-in capital	1,697,370	1,706,654	235,693
Statutory reserves	20,155	19,616	2,709
Accumulated other comprehensive income	172,230	178,803	24,693
Accumulated deficit	(473,154)	(485,455)	(67,043)

Shareholders’ equity	1,416,609	1,419,626	196,053
Non-controlling interests	155,047	109,403	15,109

TOTAL EQUITY	1,571,656	1,529,029	211,162

TOTAL LIABILITIES AND EQUITY	4,619,510	4,205,419	580,779

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data)

	Three Months Ended May 31			Nine Months Ended May 31
	2023	2024		2023	2024
	RMB	RMB	USD	RMB	RMB	USD

Revenue	586,446	553,976	76,505	1,563,977	1,648,158	227,615
Cost of revenue	(393,418)	(351,227)	(48,505)	(1,075,767)	(1,080,294)	(149,191)

Gross profit	193,028	202,749	28,000	488,210	567,864	78,424
Selling, general and administrative expenses	(142,016)	(146,989)	(20,300)	(437,730)	(431,735)	(59,624)
Impairment loss on goodwill	-	(133,022)	(18,371)	-	(133,022)	(18,371)
Other operating income/(loss)	22,937	(7,033)	(971)	49,119	4,369	603

Operating income/(loss)	73,949	(84,295)	(11,642)	99,599	7,476	1,032
Interest expense, net	(2,859)	(22)	(3)	(8,587)	(2,457)	(339)
Investment income /(loss)	614	5,127	708	(849)	5,605	774
Other expenses	(23)	3,496	483	(2,776)	106	14

Income/(loss) before income taxes and share of equity in (loss)/profit of unconsolidated affiliates	71,681	(75,694)	(10,454)	87,389	10,730	1,481
Income tax expense	(109,327)	(14,543)	(2,008)	(133,493)	(38,988)	(5,384)
Share of equity in (loss)/profit of unconsolidated affiliates	(52)	(43)	(6)	(400)	81	11

Net loss	(37,698)	(90,280)	(12,468)	(46,506)	(28,177)	(3,892)

Net income/(loss) attributable to non-controlling interests	397	(24,210)	(3,343)	4,020	(19,761)	(2,729)

Net loss attributable to ordinary shareholders	(38,095)	(66,070)	(9,125)	(50,526)	(8,416)	(1,163)

Net loss per share attributable to ordinary shareholders
—Basic	(0.32)	(0.56)	(0.08)	(0.43)	(0.07)	(0.01)
—Diluted	(0.32)	(0.56)	(0.08)	(0.43)	(0.07)	(0.01)

Weighted average shares used in calculating net loss per ordinary share:
—Basic	118,669,795	118,669,795	118,669,795	118,669,795	118,669,795	118,669,795
—Diluted	118,669,795	118,669,795	118,669,795	118,669,795	118,669,795	118,669,795

Net loss per ADS
—Basic	(1.28)	(2.24)	(0.32)	(1.72)	(0.28)	(0.04)
—Diluted	(1.28)	(2.24)	(0.32)	(1.72)	(0.28)	(0.04)

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended May 31			Nine Months Ended May 31
	2023	2024		2023	2024
	RMB	RMB	USD	RMB	RMB	USD

Net cash (used in)/generated from operating activities	(8,198)	96,249	13,292	15,338	22,353	3,087

Net cash (used in)/generated from investing activities	(20,990)	10,713	1,479	(32,946)	30,011	4,145

Net cash used in financing activities	(41,255)	(71,323)	(9,850)	(90,397)	(84,258)	(11,636)

Effect of exchange rate changes on cash and cash equivalents, and restricted cash	7,873	4,740	655	15,615	1,897	261

Net change in cash and cash equivalents, and restricted cash	(62,570)	40,379	5,576	(92,390)	(29,997)	(4,143)

Cash and cash equivalents, and restricted cash at beginning of the period	827,964	496,860	68,618	857,784	567,236	78,337

Cash and cash equivalents, and restricted cash at end of the period	765,394	537,239	74,194	765,394	537,239	74,194

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except for shares and per share data)

	Three Months Ended May 31			Nine Months Ended May 31
	2023	2024		2023	2024
	RMB	RMB	USD	RMB	RMB	USD

Gross profit	193,028	202,749	28,000	488,210	567,864	78,424
Add: Amortization of intangible assets	3,642	3,117	430	11,274	9,633	1,330
Adjusted gross profit	196,670	205,866	28,430	499,484	577,497	79,754

Operating income/(loss)	73,949	(84,295)	(11,642)	99,599	7,476	1,032
Add: Share-based compensation expenses	-	3,240	447	-	4,860	671
Add: Amortization of intangible assets	3,642	3,117	430	11,274	9,633	1,330
Add: Impairment loss on goodwill	-	133,022	18,371	-	133,022	18,371
Adjusted operating income	77,591	55,084	7,606	110,873	154,991	21,404

Net loss	(37,698)	(90,280)	(12,468)	(46,506)	(28,177)	(3,892)
Add: Share-based compensation expenses	-	3,240	447	-	4,860	671
Add: Amortization of intangible assets	3,642	3,117	430	11,274	9,633	1,330
Add: Tax effect of amortization of intangible assets	(738)	(631)	(87)	(2,302)	(1,951)	(269)
Add: Impairment loss on goodwill	-	133,022	18,371	-	133,022	18,371
Adjusted net (loss)/income	(34,794)	48,468	6,693	(37,534)	117,387	16,211

Net loss attributable to ordinary shareholders	(38,095)	(66,070)	(9,125)	(50,526)	(8,416)	(1,163)
Add: Share-based compensation expenses	-	3,240	447	-	4,860	671
Add: Amortization of intangible assets	3,642	3,117	430	11,274	9,633	1,330
Add: Tax effect of amortization of intangible assets	(738)	(631)	(87)	(2,302)	(1,951)	(269)
Add: Impairment loss on goodwill	-	110,305	15,233	-	110,305	15,233
Adjusted net (loss)/income attributable to ordinary shareholders	(35,191)	49,961	6,898	(41,554)	114,431	15,802

Net loss	(37,698)	(90,280)	(12,468)	(46,506)	(28,177)	(3,892)
Add: Interest expense, net	2,859	22	3	8,587	2,457	339
Add: Income tax expense	109,327	14,543	2,008	133,493	38,988	5,384
Add: Depreciation and amortization	21,553	16,064	2,218	63,929	49,981	6,902
Add: Share-based compensation expenses	-	3,240	447	-	4,860	671
Add: Impairment loss on goodwill	-	133,022	18,371	-	133,022	18,371
Adjusted EBITDA	96,041	76,611	10,579	159,503	201,131	27,775

Weighted average shares used in calculating adjusted net (loss)/income per ordinary share:
—Basic and Diluted	118,669,795	118,669,795	118,669,795	118,669,795	118,669,795	118,669,795

Adjusted net (loss)/income per share attributable to ordinary shareholders
—Basic	(0.30)	0.42	0.06	(0.35)	0.96	0.13
—Diluted	(0.30)	0.42	0.06	(0.35)	0.96	0.13

Adjusted net (loss)/income per ADS
—Basic	(1.20)	1.68	0.24	(1.40)	3.84	0.52
—Diluted	(1.20)	1.68	0.24	(1.40)	3.84	0.52